

December 10, 2009

via U.S. mail and facsimile

Mr. Qinghuan Wu, Chief Executive Officer
China Energy Recovery, Inc.
7F, No. 267 Qu Yang Road
Hongkou District
Shanghai, China 200081

> **RE: China Energy Recovery, Inc.**
> **Form 8-K Item 4.01**
> **Filed December 4, 2009**
> **File No. 0-53283**

Dear Mr. Wu:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant